Condensed Consolidated Interim Financial Statements

September 30, 2020

(Unaudited)

TASEKO MINES LIMITED

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019

Revenues	3	87,780	82,436	255,869	239,231
Cost of sales
Production costs	4	(52,075)	(70,119)	(163,905)	(192,539)
Depletion and amortization	4	(23,894)	(28,054)	(76,554)	(78,376)
Earnings (loss) from mining operations		11,811	(15,737)	15,410	(31,684)

General and administrative		(2,894)	(2,311)	(9,692)	(10,284)
Share-based compensation expense	14b	(2,378)	(155)	(3,859)	(2,268)
Project evaluation expenditures		(978)	(1,711)	(1,288)	(2,746)
Gain (loss) on derivatives	5	(1,278)	(1,299)	3,690	(2,150)
Other income		336	473	1,143	1,381
Income (loss) before financing costs and income taxes		4,619	(20,740)	5,404	(47,751)

Finance expenses, net	6	(11,199)	(9,943)	(32,233)	(29,126)
Foreign exchange gain (loss)		6,987	(3,678)	(8,761)	8,632
Income (loss) before income taxes		407	(34,361)	(35,590)	(68,245)

Income tax recovery	7	580	9,853	6,372	24,794
Net income (loss)		987	(24,508)	(29,218)	(43,451)

Other comprehensive income (loss):
Gain (loss) on financial assets	8	1,639	(29)	8,215	1,299
Foreign currency translation reserve		(4,158)	2,039	4,596	(5,010)
Total other comprehensive income (loss)		(2,519)	2,010	12,811	(3,711)

Total comprehensive loss		(1,532)	(22,498)	(16,407)	(47,162)

Earnings (loss) per share
Basic		0.00	(0.10)	(0.12)	(0.18)
Diluted		0.00	(0.10)	(0.12)	(0.18)

Weighted average shares outstanding (thousands)
Basic		246,406	246,194	246,265	243,145
Diluted		248,758	246,194	246,265	243,145

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)

(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019

Operating activities
Net income (loss) for the period		987	(24,508)	(29,218)	(43,451)
Adjustments for:
Depletion and amortization		23,894	28,054	76,554	78,376
Income tax recovery	7	(580)	(9,853)	(6,372)	(24,794)
Share-based compensation expense	14b	2,501	183	4,068	2,414
(Gain) loss on derivatives	5	1,278	1,299	(3,690)	2,150
Finance expenses, net		11,199	9,943	32,233	29,126
Unrealized foreign exchange (gain) loss		(7,512)	3,569	9,250	(9,378)
Deferred revenue deposit	12	-	-	8,510	-
Amortization of deferred revenue	12	(1,075)	(977)	(3,686)	(2,930)
Other operating activities		460	(771)	1,457	(1,027)
Net change in working capital	16	(131)	8,211	(3,335)	2,928
Cash provided by operating activities		31,021	15,150	85,771	33,414

Investing activities
Purchase of property, plant and equipment	10	(15,206)	(16,566)	(48,005)	(37,037)
Purchase of copper put and fuel call options	5	(1,009)	(1,983)	(2,658)	(2,834)
Proceeds from copper put options	5	-	-	6,104	241
Proceeds from the sale of marketable securities	8	-	-	7,270	-
Investment in other financial assets	8	(1,771)	-	(1,771)	-
Other investing activities		5	198	229	400
Cash used for investing activities		(17,981)	(18,351)	(38,831)	(39,230)

Financing activities
Interest paid		(1,159)	(989)	(18,030)	(16,508)
Proceeds from equipment financings		-	7,977	-	34,013
Repayment of equipment loans and leases		(3,542)	(4,115)	(9,707)	(14,984)
Proceeds on exercise of options		627	-	627	176
Cash provided by (used for) financing activities		(4,074)	2,873	(27,110)	2,697

Effect of exchange rate changes on cash and equivalents		93	255	(350)	(669)
Increase (decrease) in cash and equivalents		9,059	(73)	19,480	(3,788)
Cash and equivalents, beginning of period		63,619	41,950	53,198	45,665
Cash and equivalents, end of period		72,678	41,877	72,678	41,877

Supplementary cash flow disclosures	16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		September 30,	December 31,
	Note	2020	2019

ASSETS
Current assets
Cash and equivalents		72,678	53,198
Accounts receivable		14,777	13,791
Inventories	9	49,514	43,620
Other financial assets	8	3,689	730
Prepaids		2,445	2,513
		143,103	113,852
Property, plant and equipment	10	741,531	758,006
Other financial assets	8	6,658	6,783
Goodwill		5,500	5,355
		896,792	883,996

LIABILITIES
Current liabilities
Accounts payable and other liabilities		46,970	43,685
Current portion of long-term debt	11	17,681	16,460
Current portion of deferred revenue	12	5,276	4,558
Interest payable on senior secured notes		8,511	1,184
Current income tax payable		2,685	1,406
		81,123	67,293

Long-term debt	11	364,204	357,025
Provision for environmental rehabilitation ("PER")		70,300	66,373
Deferred and other tax liabilities		43,018	50,703
Deferred revenue	12	47,420	39,433
Other financial liabilities	13	3,293	1,483
		609,358	582,310

EQUITY
Share capital	14	437,273	436,318
Contributed surplus		52,822	51,622
Accumulated other comprehensive income ("AOCI")		19,638	6,827
Deficit		(222,299)	(193,081)
		287,434	301,686
		896,792	883,996

Commitments and contingencies	15
Subsequent events	19

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Changes in Equity
(Cdn$ in thousands)

(Unaudited)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2019	423,438	49,274	14,064	(139,699)	347,077
Fair value of shares issued for Yellowhead acquisition	12,629	-	-	-	12,629
Share-based compensation	-	2,241	-	-	2,241
Exercise of options	251	(75)	-	-	176
Settlement of performance share units	-	(377)	-	-	(377)
Total comprehensive loss for the period	-	-	(3,711)	(43,451)	(47,162)
Balance at September 30, 2019	436,318	51,063	10,353	(183,150)	314,584

Balance at January 1, 2020	436,318	51,622	6,827	(193,081)	301,686
Share-based compensation	-	1,528	-	-	1,528
Exercise of options	955	(328)	-	-	627
Total comprehensive income (loss) for the period	-	-	12,811	(29,218)	(16,407)
Balance at September 30, 2020	437,273	52,822	19,638	(222,299)	287,434

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act.  These unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine month periods ended September 30, 2020 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA. Seasonality does not have a significant impact on the Company's operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company's Audit and Risk Committee on October 26, 2020.

(b) Use of judgments and estimates

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2019.

On March 11, 2020, the World Health Organization declared the coronavirus ("COVID-19") outbreak a pandemic creating an unprecedented global health and economic crisis. COVID-19's impact on global markets has been significant. The duration and magnitude of COVID-19's effects on the economy, movement of goods and services across international borders, the copper market, and on the Company's financial and operational performance remains uncertain at this time. As of the date of these statements, there has not been any impact on the Company's operations as a result of COVID-19.

The Company will continue to closely monitor the potential impact of COVID-19 on its business.  Should the duration, spread or intensity of the COVID-19 pandemic deteriorate in the future, there could be a potentially material and negative impact on the Company's operating plan, its liquidity and cash flows, and the valuation of its long-lived assets due to sustained decreases in metal prices, potential future decreases in revenue from the sale of its products and the profitability of its ongoing operations. Impacts from COVID-19 could also include a temporary cessation of mining operations at the Gibraltar Mine due to a localized outbreak amongst personnel at the mine site or in the Company's supply chain.  The Company's access to financing to support its ongoing operations including the development of its other mineral properties could also be negatively impacted or delayed as a result of COVID-19.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

3. REVENUES

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Copper contained in concentrate	82,347	84,424	254,061	235,737
Molybdenum concentrate	5,223	5,959	14,680	23,407
Silver (Note 12)	599	1,063	2,563	3,156
Price adjustments on settlement receivables	5,106	(2,265)	2,635	(3,670)
Total gross revenue	93,275	89,181	273,939	258,630
Less: Treatment and refining costs	(5,495)	(6,745)	(18,070)	(19,399)
Revenue	87,780	82,436	255,869	239,231

4. COST OF SALES

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Site operating costs	53,549	61,268	151,128	183,392
Transportation costs	4,127	4,889	14,480	12,807
Changes in inventories of finished goods	(1,415)	1,272	3,026	(6,763)
Changes in inventories of ore stockpiles	(4,186)	2,690	(4,729)	3,103
Production costs	52,075	70,119	163,905	192,539
Depletion and amortization	23,894	28,054	76,554	78,376
Cost of sales	75,969	98,173	240,459	270,915

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services.

Included in site operating costs and general administrative expenses are $292 and $18, respectively, of benefits for claims submitted by the Company for the Canada Emergency Wage Subsidy during the three months ended September 30, 2020 (2019 - $nil).

Included in site operating costs and general administrative expenses are $5,226 and $318, respectively, of benefits for claims submitted for the subsidy during the nine months ended September 30, 2020 (2019 - $nil).

5. DERIVATIVE INSTRUMENTS

During the three month period ended September 30, 2020, the Company purchased copper put option contracts for 20 million pounds of copper with maturity dates from October to December, 2020.  These put options had a cost of $1,009 and a fair value of $116 at September 30, 2020.

During the nine month period ended September 30, 2020, the Company purchased copper put option contracts for a total of 59.5 million pounds of copper with maturity dates ranging from January 2020 to December 2020. The strike prices ranged between US$2.30 and US$2.60 per pound, at a total cost of $1,742. The Company recognized a net realized gain of $5,371 on settlements during the nine month period.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

During the six month period ended June 30, 2020, the Company purchased fuel call options for diesel with maturity dates ranging from April 2020 to March 2021, at a total cost of $916.  The fuel call options outstanding had a fair value of $128 at September 30, 2020.

The following table outlines the (gains) losses associated with derivative instruments:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Realized (gain) loss on copper put options	-	781	(5,371)	1,632
Realized loss on fuel call options	222	-	445	-
Unrealized loss on copper put options	893	518	893	518
Unrealized loss on fuel call options	163	-	343	-
	1,278	1,299	(3,690)	2,150

6. FINANCE EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Interest expense	9,422	8,867	28,141	25,679
Finance expense - deferred revenue (Note 12)	1,643	1,039	3,881	3,116
Accretion on PER	138	519	413	1,420
Finance income	(4)	(482)	(202)	(1,089)
	11,199	9,943	32,233	29,126

7. INCOME TAX

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Current income tax expense	635	44	1,279	452
Deferred income tax recovery	(1,215)	(9,897)	(7,651)	(25,246)
	(580)	(9,853)	(6,372)	(24,794)

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

8. OTHER FINANCIAL ASSETS

	September 30, 2020	December 31, 2019
Current:
Marketable securities	3,445	730
Copper call options (Note 5)	116	-
Fuel call options (Note 5)	128	-
	3,689	730
Long-term:
Investment in subscription receipts	2,400	2,400
Reclamation deposits	2,924	3,083
Restricted cash	1,334	1,300
	6,658	6,783

The Company holds strategic investments in publicly traded and privately owned mineral exploration and development companies, including marketable securities and subscription receipts.  Marketable securities and the investment in subscription receipts are accounted for at fair value through other comprehensive income (FVOCI).

During the nine month period ended September 30, 2020, the Company received net proceeds of $7,270 from the sale of marketable securitites of a publicly traded company and the resulting gain is recognized in other comprehensive income.

9. INVENTORIES

	September 30, 2020	December 31, 2019
Ore stockpiles	14,978	6,657
Copper contained in concentrate	6,126	9,055
Molybdenum concentrate	133	230
Materials and supplies	28,277	27,678
	49,514	43,620

During the three and nine months ended September 30, 2020, the Company recorded an impairment of $2,729 and $3,358, respectively, to adjust the carrying value of ore stockpiles to net realizable value, of which $1,205 and $1,489, respectively, is recorded in depletion and amortization and the balance in production costs.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

10. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three and nine months ended September 30, 2020:

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
Net book value beginning of period	754,297	758,006
Additions:
Gibraltar capital expenditures (includes capitalized stripping costs)	12,206	41,483
Florence Copper development costs	3,885	13,011
Aley development costs	188	929
Yellowhead development costs	1,178	1,546
Other items:
Right of use assets	1,242	3,100
Rehabilitation costs asset	-	4,082
Disposals	(427)	(747)
Foreign exchange translation and other	(3,919)	4,182
Depletion and amortization	(27,119)	(84,061)
Net book value at September 30, 2020	741,531	741,531

Net book value	Gibraltar Mines (75%)	Florence Copper	Yellowhead	Aley	Other	Total
At December 31, 2019	539,747	188,512	16,240	12,766	741	758,006
Net additions	42,106	13,044	1,546	929	1,697	59,322
Changes in rehabilitation cost asset	4,082	-	-	-	-	4,082
Depletion and amortization	(83,818)	(41)	-	-	(202)	(84,061)
Foreign exchange translation and other	-	4,760	(578)	-	-	4,182
At September 30, 2020	502,117	206,275	17,208	13,695	2,236	741,531

During the three months ended September 30, 2020, the Company capitalized stripping costs of $4,485 and incurred other capital expenditures for Gibraltar of $8,964. Non-cash additions to property, plant and equipment include $724 of depreciation of capitalized stripping.

During nine months ended September 30, 2020, the Company capitalized stripping costs of $29,499 and incurred other capital expenditures for Gibraltar of $13,354. Non-cash additions to property, plant and equipment include $4,386 of depreciation of capitalized stripping.

Since its acquisition of the Florence Copper Project in November 2014, the Company has incurred and capitalized a total of $104 million in project development and other costs, including capitalized interest.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Prior to January 2020, Yellowhead was in the evaluation phase and project related expenditures were expensed.  In January 2020, the Company announced the results of its own technical studies on Yellowhead and filed a new NI 43-101 technical report and the project entered the development phase for accounting purposes. Since January 1, 2020 development costs of $368 have been capitalized as mineral property, plant and equipment.

Depreciation related to the right of use assets for the three and nine months period ended September 30, 2020 was $1,005 and $3,271, respectively.

11. DEBT

	September 30, 2020	December 31, 2019
Current:
Lease liabilities (b)	8,202	7,990
Secured equipment loans (c)	7,528	6,626
Lease related obligations (d)	1,951	1,844
	17,681	16,460
Long-term:
Senior secured notes (a)	328,457	317,728
Lease liabilities (b)	13,134	11,107
Secured equipment loans (c)	14,645	18,746
Lease related obligations (d)	7,968	9,444
	364,204	357,025
Total debt	381,885	373,485

(a) Senior secured notes

In June 2017, the Company completed an offering of US$250,000 aggregate principal amount of senior secured notes (the "Notes").  The Notes mature on June 15, 2022 and bear interest at an annual rate of 8.750%, payable semi-annually on June 15 and December 15.

The Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar Mine.  The Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries, other than Yellowhead. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the Note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the Notes at any time, at redemption prices ranging from 102.188% to 100%, plus accrued and unpaid interest to the date of redemption. On a change of control, the Notes are redeemable at the option of the holder at a price of 101%.

(b) Lease liabilities

Lease liabilities includes the Company's outstanding lease liabilities under IFRS 16.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(c) Secured equipment loans

The equipment loans are secured by existing mining equipment at the Gibraltar Mine and commenced between June, 2018 and August of 2019 with monthly repayment terms ranging between 48 and 60 months and with interest rates ranging between 5.2% to 6.4%.

(d) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June, 2019 and has a term of 54 months. At the end of the lease term, the Company has an option to renew the term, an option to purchase the equipment at fair market value or option to return the equipment.  The lease contains a fixed price early buy-out option exercisable at the end of 48 months.

(e) Debt continuity

The following schedule shows the continuity of total debt for the first nine months of 2020:

Total debt as at December 31, 2019	373,485
Lease additions	7,168
Lease liabilities and equipment loans repayments	(9,707)
Unrealized foreign exchange loss	8,943
Amortization of deferred financing charges	1,996
Total debt as at September 30, 2020	381,885

12. DEFERRED REVENUE

	September 30, 2020	December 31, 2019
Current portion of deferred revenue	5,276	4,558
Long-term portion of deferred revenue	47,420	39,443
Total deferred revenue	52,696	43,991

Silver stream purchase and sale agreement

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

On April 24, 2020, Taseko entered into an amendment to its silver stream with Osisko and received $8,510 in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil. The amendment is accounted for as a contract modification under IFRS 15 Revenue from Contracts with Customers. The funds received are available for general working capital purposes.

The Company recorded the deposits from Osisko as deferred revenue and recognizes amounts in revenue as silver is delivered. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

The following table summarizes changes in the Osisko deferred revenue:

Balance at December 31, 2019	43,991
Finance expense (Note 6)	3,881
Amortization of deferred revenue	(3,686)
Deferred revenue deposit (amendment to silver stream)	8,510
Balance at September 30, 2020	52,696
Less: current portion	5,276
Deferred Revenue - long term portion	47,420

13. OTHER FINANCIAL LIABILITIES

	September 30, 2020	December 31, 2019
Long-term:
Deferred share units (Note 14b)	3,293	1,483
	3,293	1,483

14. EQUITY

(a) Share capital

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2020	246,194
Exercise of share options	1,084
Common shares outstanding at September 30, 2020	247,278

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

(b) Share-based compensation

	Options (thousands)	Average price
Outstanding at December 31, 2019	10,756	1.12
Granted	1,285	0.69
Exercised	(1,084)	0.58
Cancelled/forfeited	(26)	0.76
Expired	(1,949)	1.02
Outstanding at September 30, 2020	8,982	1.15
Exercisable at September 30, 2020	6,730	1.29

During the nine month period ended September 30, 2020, the Company granted 1,285,000 (2019 - 4,611,500) share options to directors, executives and employees, exercisable at an average exercise price of $0.69 per common share (2019 - $0.75 per common share) over a five year period. The total fair value of options granted was $475 (2019 - $1,891) based on a weighted average grant-date fair value of $0.37 (2019 - $0.41) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula.  Expected volatility is estimated by considering historic average share price volatility.  The inputs used in the Black-Scholes formula are as follows:

Nine months ended
September 30, 2020
Expected term (years)	4.8
Forfeiture rate	0%
Volatility	64%
Dividend yield	0%
Risk-free interest rate	1.4%
Weighted-average fair value per option	$0.37

The Company has other share-based compensation plans in the form of Deferred Share Units ("DSUs") and Performance Share Units ("PSUs").

	DSUs (thousands)	PSUs (thousands)
Outstanding at December 31, 2019	2,354	1,675
Granted	572	825
Settled	(591)	(400)
Outstanding at September 30, 2020	2,335	2,100

During the nine month period ended September 30, 2020, 572,000 DSUs were issued to directors (2019 - 682,000) and 825,000 PSUs to senior executives (2019 - 875,000). The fair value of DSUs and PSUs granted was $899 (2019 - $1,696), with a weighted average fair value at the grant date of $0.72 per unit for the DSUs (2019 - $0.78 per unit) and $0.59 per unit for the PSUs (2019 - $1.33 per unit).

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Share-based compensation expense (recovery) is comprised as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Share options - amortization	144	321	645	1,481
Performance share units - amortization	294	254	883	761
Change in fair value of deferred share units	2,063	(392)	2,540	172
	2,501	183	4,068	2,414

15. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at September 30, 2020 are presented in the following table:

Remainder of 2020	-
2021	5,402
2022	900
2023	-
2024	-
2025 and thereafter	-
Total commitments	6,302

As at September 30, 2020, the Company had outstanding capital commitments of $1,936 (At December 31, 2019: $nil).

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $15,928 as at September 30, 2020.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

16. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Change in working capital items
Accounts receivable	1,847	318	(986)	9,222
Inventories	(5,825)	2,680	(2,301)	(5,538)
Prepaids	630	149	(674)	(1,022)
Accounts payable and accrued liabilities	5,676	5,011	633	1,137
Advance payment on product sales	(2,445)	-	-	-
Interest payable	(14)	53	(7)	16
Income tax payable		-	-	(887)
	(131)	8,211	(3,335)	2,928
Non-cash investing and financing activities
Assets acquired under capital lease	2,334	5,811	4,091	6,350
ROU assets	1,219	116	3,077	9,562

17. RELATED PARTIES

Gibraltar Joint Venture

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of Gibraltar. Net management fee income for the three and nine month period ended September 30, 2020 was $299 and $900 (2019: $301 and $884) respectively.

In addition, the Company pays certain expenses on behalf of the Gibraltar joint venture and invoices the joint venture for these expenses. For the three and nine month period ended September 30, 2020, net reimbursable compensation expenses and third party costs of $29 and $253 (2019: $16 and $55) respectively, were charged to the joint venture.

18. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of the senior secured notes are $322,981 and the carrying value is $328,457 at September 30, 2020. The fair value of all other financial assets and liabilities approximates their carrying value.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total

September 30, 2020
Financial assets designated as FVPL
Derivative asset copper call options	-	116	-	116
Derivative asset fuel call options	-	128	-	128
	-	244	-	244
Financial assets designated as FVOCI
Marketable securities	3,445	-	-	3,445
Investment in subscription receipts	-	-	2,400	2,400
Reclamation deposits	2,924	-	-	2,924
	6,369	-	2,400	8,769
December 31, 2019
Financial assets designated as FVOCI
Marketable securities	730	-	-	730
Investment in subscription receipts	-	-	2,400	2,400
Reclamation deposits	3,083	-	-	3,083
	3,813	-	2,400	6,213

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at September 30, 2020.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the lease liabilities and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.5% based on the relevant loans effective interest rate.

The fair values of Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At September 30, 2020 the Company had settlement receivables of $10,495.

The subscription receipts, a Level 3 instrument, are valued based on a management estimate. As the subscription receipts are an investment in a private exploration and development company, there are no observable market data inputs.

Commodity Price Risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces.  The Company enters into copper put option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

TASEKO MINES LIMITED Notes to Condensed Consolidated Interim Financial Statements (Cdn$ in thousands - Unaudited)

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at September 30,
2020
Copper increase/decrease by US$0.31/lb.[1]	7,754

1The analysis is based on the assumption that the period end copper price increases 10% with all other variables held constant. At September  30, 2020, 18.5 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate at September 30, 2020 of CAD/USD 1.3339 was used in the analysis.

The sensitivities in the above table have been determined with foreign currency exchange rates held constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices.  The sensitivities should therefore be used with care.

19.  SUBSEQUENT EVENTS

On October 20, 2020, Gibraltar entered in a $9 million credit facility with a Canadian commercial bank for the purpose of providing letters of credit (LC) to key suppliers of the Gibraltar Mine to assist with ongoing trade finance and working capital needs.  Any LCs issued under the facility will be guaranteed by Export Development Canada under its Account Performance Security Guarantee program.

In October 2020, the Company purchased 15 million pounds of copper put options at a strike price of US$2.80 per pound covering the first quarter of 2021, at a total cost of $907.